PRESIDENT OBAMA TOUTS NEW MEXICO OIL PRODUCTION
Positive impacts for RainChief’s Gulf Jensen Prospect oil property

For Immediate Release

April 23, 2012 – Vancouver, BC – RainChief Energy Inc. [OTCBB: RCFEF] today summarized recent remarks made by US President Barack Obama during a visit to the New Mexico oil fields located in the State’s Permian Basin region. The President picked the Permian Basin region to make his statements based on its strong oil and gas economy and future potential.

RainChief’s Gulf Jensen Prospect is located in the historically productive Basin.

Commenting on Permian Basin oil exploration and development, the President stated bluntly, “If you hear anybody say that we're against drilling for oil, they either don't know what they're talking about or they're not telling you the truth. We're drilling all over the place.”

The Permian Basin has produced over 20 billion barrels of oil with a financial value that exceeds $2 trillion, based on today’s oil prices. The Basin produces 17% of total United States crude oil and represents 66% of Texas' current oil production. Proven reserves are second only to Alaska and New Mexico’s portion of the Basin holds three of the 100 largest oil fields in the US.

Based on output from the State’s oil and gas-rich Permian Basin, New Mexico is the 7th largest US producer of crude oil [61,146,000 barrels per year] and the 5th largest on-shore natural gas producer [1,403,832 MMcf]. The state ranks 4th in US proven crude oil reserves.

The Gulf Jensen Prospect includes 2,400 gross acres of oil and gas leases. For comparative analysis, Gulf Jensen’s neighboring Peterson oil field has recorded production rates to 492 bpd. Per well oil recoveries range up to 230,000 bbls with 1.0 BCF of natural gas.

RainChief Energy is actively engaged in identifying, financing & developing oil & gas energy resource properties in North America, including the development of the Gulf Jensen Oil Prospect in New Mexico. The company continues to review additional resource properties that combine positive elements of short-term exploration & development costs with high potential for long-term success & financial return.

Additional information can be found at: www.rainchief.com

On behalf of the Board of Directors,
RainChief Energy Inc. (OTCBB: RCFEF)

“Brad J. Moynes”

Brad J. Moynes
President

For corporate information, contact:
Brad Moynes at 604-601-2070 or info@rainchief.com

For investor information, contact:
Larry K. Davis at 250-595-7714 or larry.davis@rainchief.com

RainChief Energy Inc.
885 West Georgia Street, Suite 1500, Vancouver, BC V6C 3E8
T: 604-601-2070    F: 604-683-8125
www.rainchief.com

Forward-Looking Information:

This press release contains certain “forward-looking information.” All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses.  Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.